

February 20, 2015

Via E-mail
Mr. James Muehlbauer
Chief Financial Officer
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

> **Re: The Valspar Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed December 22, 2014**
> **File No. 1-3011**

Dear Mr. Muehlbauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

1.   We note from your November 25, 2014 earnings call that you expect a negative revenue impact during fiscal 2015, in the range of $150 million to $180 million, resulting from the adjustment of product line offerings at "a customer in North America." We also note several news reports that indicate this product line adjustment relates to your significant customer, Lowes. It is not clear to us how and why you believe your current MD&A disclosures adequately address this event. It appears to us this represents a known event/trend that may be reasonably expected to materially impact your results of operations and should be more fully and transparently disclosed and discussed in MD&A. Please tell us, and revise MD&A in future filings to address: the specific facts and

circumstances surrounding this loss of business in the paint segment; any measures you are taking to offset the related declines in sales and earnings; the potential impact of this product line adjustment on other sales to this significant customer; and your expectations regarding future sales trends in the paint segment. Refer to Item 303(a)(3) of Regulation S-K.

Results of Operations, page 12
Financial Results 2014 vs. 2013 – Consolidated Operating Expenses, page 13

2.   Please tell us, and revise future filings to disclose, the reasons for the $6.4 million decrease in the allowance for doubtful accounts during fiscal 2014 and the related impact on your operating results.

Financial Condition, page 15
Cash Flow and Net Working Capital, page 15

3.   We note you present "net working capital" as a key metric you use to measure the effectiveness of your working capital management. Given that your definition of net working capital excludes significant accounts such as cash and cash equivalents, short-term debt, the current portion of long-term debt, and other current accrued liabilities, that are normally included in working capital, please tell us, and expand your disclosures in future filings:

- To explain why you believe excluding items normally included in the definition of working capital is meaningful and appropriate;

- To discuss your ability to meet near-term commitments given that current liabilities exceed current assets by approximately $127 million at October 31, 2014; and

- To not refer to the measure you present as "Working Capital" in Selected Financial Data.

4.   We note that in fiscal 2014 cash provided by operating activities relative to net income was significantly less than in prior fiscal years, primarily due to changes in working capital components, including increases in accounts receivable and inventories. Please tell us, and revise future filings to more fully explain, the reasons for the current year increases in accounts receivable and inventories relative to prior years and disclose and discuss any other metrics you use to track and evaluate accounts receivable and inventory balances. We note from your November 25, 2014 earnings call that cash flows from operations in fiscal 2014 included "some unique non-recurring uses of cash in the year and the impact of a balance sheet reclassification." Please more fully explain this statement and revise future filing to more fully explain and discuss specific factors that impact cash flows from operations during each period presented.

Item 8. Financial Statements and Supplementary Data, page 24

Note 1 – Significant Accounting Policies, page 32

Revenue Recognition, page 32

5.   We note your disclosure that "freight costs on shipments to our customers are recognized as reductions in revenue as the products are sold." Please tell us the amount of freight costs you netted against revenue in each period presented and explain to us how you determined your accounting is appropriate based on the provisions of FASB ASC 605-45-45-21.

6.   Please tell us, and revise future filings to disclose, the range and weighted average contractual life of your extended furniture protection plans.

Other Assets, page 32

7.   We note your disclosure that "we have long-term contracts with certain customers, and costs incurred to obtain these arrangements are recognized over the shorter of the economic or contractual life as an operating expense." Please provide us the following additional information related to these costs: the amount deferred at each balance sheet date; the amount expensed during each period presented; the time period over which these costs are expensed; the specific nature of these costs; and the specific nature of the long-term contracts to which they relate. If these costs are not related to your extended furniture protection plans, please also explain to us how you determined deferral is appropriate, including the specific accounting literature you relied on.

Goodwill and Indefinite-Lived Intangible Assets, page 32

8.   Based on disclosures in your current and prior year Forms 10-K, it appears to us that there was a reduction in your reporting units from five in fiscal 2013 to four in fiscal 2014. Please explain to us the reason for this change and address the impact, if any, it had on your annual goodwill impairment testing. Also, please ensure future filings adequately address any changes in reporting units.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief